Exhibit 99.1

POMDOCTOR LIMITED Announces Receipt of Nasdaq Notice

GUANGZHOU, China, February 2, 2026 /PRNewswire/ - POMDOCTOR LIMITED (“Pomdoctor” or the “Company”) (NASDAQ: POM), a leading online medical services platform for chronic diseases in China, today announced that it has received a written notification (the “Deficiency Letter”) from the staff of the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) dated January 29, 2026, indicating that for the last 33 consecutive business days, the closing bid price of the Company’s American depositary shares (the “ADSs”) was below the minimum bid price of US$1.00 per share requirement set forth in Nasdaq Listing Rule 5450(a)(1). The Deficiency Letter has no current effect on the listing or trading of the Company’s ADSs on Nasdaq.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company is provided with a compliance period of 180 calendar days, or until July 28, 2026 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price of the Company’s ADSs is at least US$1.00 for a minimum of ten consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance by July 28, 2026, subject to the determination by the staff of Nasdaq, the Company may be eligible for additional time.

The Deficiency Letter will have no effect on the Company’s business operations, and the Company will take all reasonable measures to regain compliance.

About POMDOCTOR LIMITED

POMDOCTOR LIMITED is a leading online medical services platform for chronic diseases in China, ranking sixth on China’s Internet hospital market based on the number of contracted doctors in 2022, according to Frost & Sullivan. Focusing on chronic disease management and pharmaceutical services, the Company offers a one-stop platform for medical services, organically connecting patients with doctors and pharmaceutical products. The Company’s operations primarily include Internet hospital and pharmaceutical supply chain, connecting users, pharmacies, suppliers, medical professionals, and other healthcare participants. Through this model, POMDOCTOR aims to enhance the efficiency and transparency of the healthcare value chain. The Company’s mission is to provide effective prevention and treatment solutions to alleviate patients’ sufferings from illnesses. Its vision is to become the most trustworthy medical and healthcare services platform. For more information, please visit the Company’s website: http://ir.7shiliu.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC.

For more information, please contact:

POMDOCTOR LIMITED
Investor Relations Department
Email: ir@7lk.com

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com